

Mail Stop 7010

August 2, 2006

Via U.S. mail and facsimile

Mr. Ricardo A. Salas
President and Chief Executive Officer
Liquidmetal Technologies, Inc.
25800 Commercentre Drive, Suite 100
Lake Forest, CA 92630

      Re: Liquidmetal Technologies, Inc.
                Amendment No. 2 to Registration Statement on Form S-1
                Filed July 20, 2006
                File No. 333-130251

                Form 10-Q/A for the fiscal quarter ended September 30, 2005
                Filed July 20, 2006
                File No. 001-31332

Dear Mr. Salas:

      We have reviewed your amended filings and response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

1.   We note the disclosure in the second paragraph of the risk factor entitled "If we default on the convertible notes…" on page 14. In your "Prospectus Summary" section please discuss the penalty provisions, including how the penalty amount is calculated, and the total penalty amount as of the most recent practicable date. Please also briefly discuss the default notice that you have received.

2.   The risk factor entitled "We have received a demand for payment…" on page 17 repeats the risk discussed in the second paragraph of the risk factor entitled "If we default on the convertible notes…" on page 14. Please revise to delete duplicative risk factor disclosure.

Form 10-Q/A for the fiscal quarter ended September 30, 2005

3. We reissue comment 13 of our letter dated May 15, 2006. In this regard, we note that you have not revised the disclosure in the third full paragraph on page 15 and in the third full paragraph on page 36 to remove language stating that the SEC has advised you as to the matters discussed.

4. We note the disclosure in the last sentence of the second to last paragraph on page 21 that "As of the filing of this report, the Company's management is not aware of any outstanding default notices." We also note the disclosure in the risk factor entitled "We have received a demand for payment…" on page 17 indicating that you have received a default notice. Please reconcile.

                              *   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

                                                Sincerely,

                                                Pamela A. Long
                                                Assistant Director

cc: Mr. Curt P. Creely
        Foley & Lardner LLP
        100 North Tampa Street, Suite 2700
        Tampa, FL 33602